:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 0-51492

CUSIP Number: 87163 H 10 2

(Check One):	☐ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q and Form 10-QSB ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: Quarter Ended September 30, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Synova Healthcare Group, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1400 North Providence Road, Suite 6010 Media, Pennsylvania 19063
Address of Principal Executive Office

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

Synova Healthcare Group, Inc. (the “Company”) has determined that it is unable to file its quarterly report on Form 10-QSB for the fiscal quarter ended September 30, 2007 (the “Form 10-QSB”) within the prescribed period. It has taken the Company longer than anticipated to complete its internal review process with respect to the Form 10-QSB and its interim financial statements for the period ended September 30, 2007. As a result, the Company’s independent public accountants will not be able to complete their review of such interim financial statements and Form 10-QSB on a timely basis. This inability to timely file the Form 10-QSB could not have been eliminated by the Company without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert L. Edwards	(610)	565-7080
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report in the Form 10-QSB, subject to finalization and completion of a review by its independent registered public accounting firm, an estimated net loss of approximately $94,753 for the three months ended September 30, 2007 as compared to $1,893,887 for the same period in 2006. This change resulted mainly from: (i) an increase in the Company’s total net sales; (ii) an increase in the cost of net sales, which resulted from (1) increases in the Company’s sales of product, (2) increases in reserves for allowances and returns, (3) increases in warehousing, shipping and handling fees and shrinkage costs, (4) a manufacturing variance expense incurred during the period, and (5) the amortization of one-time production and startup costs; (iii) an increase in selling and marketing expenses related to the Today® Sponge; and (iv) the recognition of unrealized gain on the “mark to market” adjustment of the value of warrants issued in connection with the Company’s January 12, 2007 senior note offering.

The Company also expects to report in the Form 10-QSB, subject to finalization and completion of a review by its independent registered public accounting firm, an estimated net loss of approximately $6,951,187 for the nine months ended September 30, 2007 as compared to $6,254,746 for the same period in 2006. This increase in net loss resulted primarily from: (i) an increase in amortization and depreciation expense; (ii) an increase in non-cash interest expense attributable to accrued interest on approximately $18.3 million in original principal amount of the Company’s indebtedness; (iii) an increase in professional, legal and accounting expenses associated with the Company’s preparation of three resale registration statements and the consummation of two financing rounds during the period; (iv) an increase in product liability insurance costs; (v) an increase in the cost of net sales resulting from (1) increases in the Company’s sales of product, (2) higher co-operative advertising expenses, (3) the amortization of one-time production and startup costs, (4) higher warehousing, shipping and handling fees and shrinkage costs, (5) one-time repackaging fees, and (6) a manufacturing variance expense incurred during the period; (vi) the recognition of unrealized gain on the “mark to market” adjustment of the value of warrants issued in connection with the Company’s January 12, 2007 senior note offering; and (vii) a loss recognized in connection with the settlement of certain litigation.

SYNOVA HEALTHCARE GROUP, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2007	By:	/s/ Robert L. Edwards
	Name:	Robert L. Edwards
	Title:	Chief Financial Officer